August 20, 2014

VIA EDGAR

Mr. David Lin

Attorney-Advisor

100 F Street, NE

US Securities and Exchange Commission

Washington, DC 20549

Re:	Ocean Shore Holding Co.

File No. 000-53856

Dear Mr. Lin:

As discussed with the Staff, this will confirm that in future filings Ocean Shore Holding Co. will include the report of the Compensation Committee required by Item 407(e)(5) of Regulation S-K.

If you have any questions or further comments regarding this correspondence, please contact the undersigned.

Sincerely, /s/Donald S. Morgenweck Donald S. Morgenweck Chief Financial Officer